

May 7, 2013

Via Email
Paul Fitzgerald
Norton Rose Canada LLP
Suite 3800 Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario M5J2Z4

> **Re:** **Atlas Financial Holdings, Inc.**
> **Schedule TO-I/A filed May 6, 2013**
> **SEC File No. 5-87093**

Dear Mr. Fitzgerald:

We have the following additional comments on your amended filing. All defined terms have the same meaning as in your amended Offer to Purchase.

Exhibit (a)(1)(F) - Notice of Change and Variation dated May 3, 2013

1. We note that you have changed the Offer price, necessitating that the Offer remain open for at least ten U.S. business days thereafter. See Rule 13e-4(f)(1)(ii). Rule 13e-4(a)(3) defines "business day" for these purposes as the period from 12:01 a.m. through 12:00 midnight Eastern time on any day other than a Saturday, Sunday or a federal holiday. Your revised offer materials received a file date on our EDGAR system of May 6, 2013 and your Offer is scheduled to expire at 5:00 pm Central time on May 17, 2013. Please tell us how you have complied with Rule 13e-4(f)(1)(i).

2. As we discussed before the filing of this amendment, we believe the fact that this is a below-market offer should be prominently and clearly disclosed. While we note the new disclosure on page 5 of the revised Circular, we would expect a more clear and prominent note to warrant holders earlier in the revised Circular such as on the cover page indicating that, even at the increased Offer price, it may make more financial sense (based on recent trading prices for the common shares) for holders to exercise their warrants and sell the underlying common shares. Please revise or advise.

3. Disclose the expiration date of the warrants that are the subject of this Offer. We understand from the company's Form 10-K that they expire on December 31, 2013.

4. Revise the Offer materials to explain why the Board chose to increase the minimum acceptance condition from 65% to 100% of the outstanding warrants. Please specifically explain why, in the Board's view, this change to require full participation in the Offer is preferable to the prior approach of requiring 65% participation.

Section 7. Accounting Treatment

5. Refer to the new disclosure here added in response to comment 5 in our prior letter dated April 30, 2013. We do not understand the statement in the second sentence of the Accounting Treatment section of the revised Circular. How does the fact that there will be no material difference in the rights of security holders as a result of the Offer affect the accounting treatment of the Offer? Please clarify.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions